EXHIBIT 99.1

Neptune Announces Proposed Director Nominees for Its Upcoming Annual General Meeting

LAVAL, Quebec, May 16, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announced today that the Corporation will nominate as management's director nominees for the upcoming annual general meeting of Neptune shareholders, the following eight individuals:

Ronald Denis	Valier Boivin
Harlan Waksal	Reed Tuckson
Pierre Fitzgibbon	Jerald Wenker
John Moretz	Adrian Montgomery

The proposed nominations follow an agreement between Neptune and Mr. George Haywood, the largest shareholder of Neptune, who have agreed to work together in the best interests of all stakeholders of Neptune.

Dr. Denis, Mr. Boivin, Dr. Waksal and Dr. Tuckson are current members of Neptune's board of directors. As previously announced, Mr. Wenker and Mr. Moretz were appointed as a special advisors to the board December 19, 2013 and February 18, 2014 respectively.

Details on each of the new proposed management director nominees are set forth below:

Mr. Fitzgibbon is the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was recently sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations, Mr. Fitzgibbon was Vice-Chairman of National Bank Financial and Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada. He holds a bachelor's degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations.

Mr. Montgomery is the Chief Investment Officer of Tuckamore Capital, a publicly-traded company that has invested approximately $700 million in successful private businesses since its inception in 2005. Prior to joining Tuckamore, he headed business development at Rogers Media Inc. Mr. Montgomery is a lawyer and member of the New York State Bar and currently serves on the boards of Epsilon Energy, a TSX-listed Company, and the Toronto East General Hospital Foundation.

Neptune continues its search process for a new CEO and plans to retain a top-tier executive search firm to assist it in the process.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 49% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Statements" section contained in Neptune's latest prospectus supplement, available on SEDAR at www.sedar.com (the "Prospectus Supplement"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the Prospectus Supplement under "Risk Factors."

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com